

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Chatham Financial Securities LLC (f/k/a EA Markets Securities LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chatham Financial Securities LLC (f/k/a EA Markets Securities LLC) (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, IL
March 22, 2024


Chatham Financial Securities LLC
(f/k/a EA Markets Securities LLC)
Statement of Financial Condition
December 31, 2023



Assets


Cash	$	1,480,891
Other Assets		2,198
Total assets	$	1,483,089


Liabilities and Member's Equity


Liabilities

Accounts payable and accrued expenses	$	245,447

Member's equity

Member's equity		1,237,642
Total liabilities and member's equity	$	1,483,089


The accompanying notes are an integral part of these financial statements.


Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Chatham Financial Securities LLC (f/k/a EA Markets Securities LLC) (the "Company") is a New York limited liability company headquartered in Connecticut. Effective October 9, 2023, the sole member of the Company is Chatham Financial EA Holdings LLC (the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services including advisory services, private placement of securities and firm commitment underwriting.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company reviews the balance of accounts receivable outstanding at year end to determine if any are potentially uncollectible. At December 31, 2023, the Company had no receivables due.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses

as an allowance for credit losses. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Income Taxes

The Company is a limited liability company and all taxable income or loss flows to its Parent. No provision or liability for Federal income taxes is included in these financial statements. The Company is subject to certain state taxes and therefore a tax provision may be included in these financial statements.

Revenue Recognition Policies

The Company follows a five step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Note 2: RELATED PARTY TRANSACTIONS

The Company and its affiliate, Chatham Financial Corp. (the "affiliate"), through common ownership share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an administrative services agreement. As of December 31, 2023, the Company owed $16,000 to Chatham Financial Corp., which is included in accounts payable and accrued expenses on the statement of financial condition.

The Company's expense for registered representatives is based on a discretionary compensation allocation. These amounts are remitted to the affiliate which is responsible for paying the registered representatives.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among unrelated parties.

Subsequent to year end, the Company made distributions to its Parent totaling $800,000.

Note 3:   COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. Currently, there are no outstanding examinations by regulatory authorities.

Cash Concentration

The Company maintains its cash balances with two financial institutions which, at times, may exceed insured limits. The Company has not experienced any losses due to these limits.

Note 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $1,235,444 which was $1,135,444 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.